SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                                 Metro-Tel Corp.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.025 per share
                  --------------------------------------------
                         (Title of class of securities)

                                   591639-10-9
                                  -------------
                                 (CUSIP Number)

                                Lloyd Frank, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                  212-704-6000
                            ------------------------
            (Person Authorized to Receive Notices and Communications)
                                November 1, 1998
                             ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



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CUSIP No.   59163910-9                  13D                    Page 2 of 8 Pages
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           NAME OF REPORTING PERSON
    1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Venerando J. Indelicato

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                     (b) [ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           PF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                258,718       (includes 50,000 shares which are
      OWNED BY                                not  outstanding  but  which  are
        EACH                                  subject to issuance upon exercise
      REPORTING                               of presently exercisable options
       PERSON                                 granted to Mr.Indelicato under the
        WITH                                  Company's 1991 Stock Option Plan)


                          8     SHARED VOTING POWER

                                136,651 (includes 136,219 shares owned beneficially by Mr. Indelicato's wife, Madeline Indelicato, as to which Mr. Indelicato disclaims beneficial ownership and 432
                                              shares  owned   jointly  with  his
                                              wife)

                         9     SOLE DISPOSITIVE POWER

                                258,718

                         10     SHARED DISPOSITIVE POWER
                                136,651


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      395,369

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.7%

14    TYPE OF REPORTING PERSON*
            IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No.   59163910-9                13D                      Page 3 of 8 Pages
            ----------                                             ---  ---


           NAME OF REPORTING PERSON
    1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Madeline Indelicato

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           PF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                136,219
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH

                          8     SHARED VOTING POWER

                                259,150     (includes       258,718       shares
                                            beneficially     owned    by    Mrs.
                                            Indelicato's  husband,  Venerando J.
                                            Indelicato,  and  432  shares  owned
                                            jointly with her husband)

                          9     SOLE DISPOSITIVE POWER

                                136,219

                         10     SHARED DISPOSITIVE POWER
                                259,150

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      395,369

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.7%

14    TYPE OF REPORTING PERSON*
            IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   59163910-9                   13D                   Page 4 of 8 Pages
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                                  Schedule 13D


Item 1.      Security and Issuer

             This statement relates to the Common Stock of Metro-Tel Corp. ("Metro-Tel"). Metro- Tel's executive offices are located at 290 N.E. 68 Street, Miami, Florida 33138.


Item 2.      Identity and Background

             (a) This statement is filed by Venerando J. Indelicato and Madeline Indelicato (the "Reporting Persons").

             (b) The residence address of the Reporting Persons is 12307 Marblehead Drive, Tampa, Florida 33626.

             (c) Mr. Indelicato is Treasurer, Chief Financial Officer and a Director of Metro-Tel. Metro-Tel's principal executive offices are located at 290 N.E. 68 Street, Miami, Florida 33138. Metro-Tel, through its wholly-owned subsidiary, Steiner-Atlantic Corp., is a supplier of dry cleaning, industrial laundry equipment and steam boilers. Metro-Tel directly is a manufacturer and seller of telephone test and customer premise equipment. Mrs. Indelicato is retired.

             (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such persons or entity were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

             (f)  Each of the  Reporting  Persons  is a  citizen  of the  United
States.


Item 3.      Source and Amount of Funds or Other Consideration

             An aggregate of approximately $198,084.53 was paid by the Reporting Persons for shares of Common Stock purchased by them utilizing their personal funds. Certain shares of Common Stock previously purchased by the Reporting Persons have been donated to their children and grandchildren.

             The shares of Common Stock owned by Mr. Indelicato were either purchased directly by him or were purchased jointly with Mrs. Indelicato and were subsequently divided between them.




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CUSIP No.   59163910-9                     13D                 Page 5 of 8 Pages
            ----------                                             ---  ---


             Except for the 20,000 shares purchased by Mrs. Indelicato on December 20, 1988, the remaining shares of Common Stock owned by her were either originally purchased jointly with Mr. Indelicato and subsequently divided between them, or purchased by Mr. Indelicato and transferred as a gift from Mr. Indelicato to Mrs. Indelicato.


Item 4.      Purpose of Transaction

             The Common Stock held by the Reporting Persons were acquired and are being held, as an investment. Neither Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (however, the Reporting Persons retain the right to acquire and dispose of securities in open market transactions from time to time and Mr. Indelicato retains the right to exercise options granted on April 26, 1994 to purchase until the close of business on April 25, 1999 up to an aggregate of 50,000 shares of Common Stock at an exercise price of $1.03 per share), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that Mr. Indelicato, as a director, and Mr. and Mrs. Indelicato as shareholders, retain the right to vote to select a director nominee to fill a vacancy which may at any time exist on the Company's Board of Directors or to reduce or increase the size of the Board), (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.


Item 5.      Interest in Securities of the Issuer

             (a) Venerando J. Indelicato may be deemed to be the beneficial owner of 395,369 (5.7%) of the issued and outstanding shares of Common Stock.

                  Madeline Indelicato may be deemed to be the beneficial owner of 395,369 (5.7%) of the issued and outstanding shares of Common Stock.







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CUSIP No.   59163910-9                  13D                    Page 6 of 8 Pages
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             (b) The  following  table  sets forth  information  as to shares of
Common Stock which each Reporting Person individually has sole or shared power to vote or to direct the disposition at December 31, 1998:

                                       Shares with               Shares with
                                      Sole Power to            Shared Power to               Total
                                        Vote and                   Vote and           ------------------
                                    Direct Disposition        Direct Disposition      Shares           %
                                    ------------------        ------------------      ------         ---
Venerando J. Indelicato               258,718 (1)               136,651 (2)(4)      395,369          5.7
Madeline Indelicato                   136,219                   259,150 (3)(4)      395,369          5.7

--------
(1) Includes 50,000 shares which are not outstanding but which are subject to issuance upon the exercise of presently exercisable options granted to Mr. Indelicato under the Company's 1991 Stock Option Plan.

(2) Includes 136,219 shares owned beneficially by Mr. Indelicato's wife, Madeline Indelicato, as to which Mr. Indelicato disclaims beneficial ownership and 432 shares owned jointly with his wife.

(3) Includes 258,718 shares beneficially owned by Mrs. Indelicato's husband, Venerando J. Indelicato, and 432 shares owned jointly with her husband.

(4) The filing of this Schedule 13D by Mr. and Mrs. Indelicato is not an admission by either that they are the beneficial owner of shares of Common Stock as to which the other has the sole power to vote or direct the vote and dispose or direct the disposition.



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CUSIP No.   59163910-9                    13D                  Page 7 of 8 Pages
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             (c) Neither  Reporting Person has engaged in any transaction in the
Company's Common Stock during the past 60 days.

             (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Company beneficially owned by the Reporting Persons.

             (e) Not applicable.


Item 6.      Contracts,  Arrangements,   Understandings  or  Relationships  with
             Respect to Securities of the Issuer.

             There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between them and any person with respect to any securities of the Company (other than that Mr. Indelicato retains the right to exercise options granted on April 26, 1994 to purchase until the close of business on April 25, 1999 up to an aggregate of 50,000 shares of Common Stock at an exercise price of $1.03 per share granted to Mr. Indelicato by the Company under the Company's 1991 Stock Option Plan).


Item 7.      Material to be Filed as Exhibits

             Exhibit 1 -   Agreement,  dated  February  12,  1999,  between  the
                           Reporting Persons with respect to their joint filing of Amendment No. 6 to this statement.

             Exhibit 2 -   Stock  Option  Agreement  under the 1991 Stock Option
                           Plan,  dated April 26, 1994,  between the Company and
                           Mr. Indelicato.



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CUSIP No.   59163910-9                  13D                    Page 8 of 8 Pages
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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999


                                              /s/ Venerando J. Indelicato
                                        ----------------------------------------
                                                  Venerando J. Indelicato


                                             /s/ Madeline Indelicato
                                        ----------------------------------------
                                                 Madeline Indelicato